Exhibit 99.4

WEBUY GLOBAL LTD. Reports Record NATAS Fair Bookings of US$ 4.76 Million, 42% Higher than March 2026

Singapore, August 31, 2026 (GLOBE NEWSWIRE) -- WEBUY GLOBAL LTD. (Nasdaq: WBUY) (“Webuy” or the “Company”), a technology-driven comprehensive travel solutions company, today announced record preliminary unaudited travel bookings of approximately US$4.76 million during the three-day NATAS Fair in August 2026. The result represents an increase of approximately 42% from the more than US$3.34 million announced for the NATAS Fair March 2026 and is equivalent to nearly US$1.6 million in bookings per day. Bookings represent the gross value of travel products reserved during the event and should not be interpreted as revenue recognized under applicable accounting standards.

The performance was driven by continued demand across Webuy’s mainstream and premium travel portfolio. Webuy Travel contributed approximately US$3.74 million, while the Company’s premium Altitude brand generated approximately US$1.02 million, representing approximately 21% of total event bookings. Demand included Antarctica and Arctic expeditions, premium rail journeys, New Zealand itineraries and other curated long-haul experiences.

Webuy believes the result demonstrates the growing strength of its multi-brand travel strategy and its ability to capture a broader range of customer demand. During the fair, the Company combined experienced travel consultants, differentiated products and used AI-assisted customer engagement tools designed to support demand understanding, product matching and frontline sales execution.

Bin Xue, Chief Executive Officer of Webuy, commented:

“The performance at NATAS reinforces our view that customers are responding to a broader range of differentiated travel products, including the premium experiences offered through Altitude.”

“We believe our combination of curated travel products, experienced advisors and AI-enabled sales tools can continue to strengthen customer conversion and support customer engagement and sales execution.”

Webuy intends to continue expanding its premium travel portfolio, regional supply partnerships and technology capabilities as part of its broader travel platform strategy. By combining a growing premium product portfolio, stronger regional supply partnerships and proprietary AI capabilities, the Company aims to scale transaction volume more efficiently, accelerate sustainable growth and build long-term shareholder value.

About WEBUY GLOBAL LTD

WEBUY GLOBAL LTD. (Nasdaq: WBUY) is a technology-enabled travel services company operating across Southeast Asia. The Company provides curated leisure travel experiences, cross-border tour services, premium travel offerings, customized travel solutions, and region-wide travel services for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by AI, service excellence, and strong regional partnerships.

For more information, visit www.webuy.global.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including statements regarding expected growth of the Company’s travel and premium travel segments, the scalability of its technology-enabled travel model, future investment in AI capabilities and travel supply partnerships, and the Company’s ability to translate booking momentum into sustainable growth and long-term shareholder value. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximately,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure investors that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor & Media Contact

WEBUY GLOBAL LTD
Email: ir@webuy.global